Exhibit 99.1

WNS (Holdings) Limited Announces Details of Annual General Meeting of Shareholders

NEW YORK, NY and MUMBAI, INDIA, August 20, 2021 – WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process management (BPM) services, today announced that the annual general meeting of its shareholders will be held on Thursday, September 23, 2021, beginning at 11:00 am London Time at Malta House, 36-38 Piccadilly, London, WIJ ODP. Shareholders can join the meeting virtually via the internet at https://ir.wns.com/ or via phone at +1 (833) 425-0389 in the US or +1 (918) 398-4589 internationally with participant passcode 1175015.

A Shareholder authorized to attend and vote at the Annual General Meeting is entitled to appoint a proxy or proxies to attend the Annual General Meeting and to vote on his/her behalf. A Shareholder who wishes to vote should appoint the Chairman of the Annual General Meeting as his/her proxy, as any other proxy will not be permitted to attend the Annual General Meeting. A Form of Proxy should be completed in accordance with the instructions printed thereon.

The Company’s annual report on Form 20-F for the financial year ended March 31, 2021 (the “Annual Report”), containing its annual consolidated financial statements for the financial year ended March 31, 2021 and the auditor’s report thereon, was filed with the Securities and Exchange Commission on May 14, 2021. The Company distributed the notice of annual general meeting, proxy statement and form of proxy on or about August 20, 2021.

The Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card are available on the investor relations page of the Company’s corporate website, www.wns.com. Shareholders may also obtain a copy of the Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card, free of charge, by sending a written request to the Company Secretary, Mourant Secretaries (Jersey) Limited, of 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands at Michael.Lynam@mourant.com (attention: Michael Lynam, telephone: +44 1534 676 093) or General Counsel Gopi.Krishnan@wns.com (attention: Gopi Krishnan).

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics and process expertise to co-create innovative, digitally led transformational solutions with over 375 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer interaction services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of June 30, 2021, WNS had 46,918 professionals across 57 delivery centers worldwide including facilities in Australia, China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit at www.wns.com.

Investors Contact:

David Mackey

EVP – Finance & Head of Investor Relations

David.mackey@wns.com